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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Odyssey Marine Exploration, Inc.
(Name of Issuer)
Common Stock, par value $0.0001
(Title of Class of Securities)
676118102
(Cusip Number)
April 16, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	676118102

1	NAMES OF REPORTING PERSONS Walrus Master Fund Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,977,500

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,977,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,977,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.7%

12	TYPE OF REPORTING PERSON

	CO

CUSIP No.	676118102

1	NAMES OF REPORTING PERSONS Exis Capital Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,977,500

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,977,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,977,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.7%

12	TYPE OF REPORTING PERSON

	IA

CUSIP No.	676118102

1	NAMES OF REPORTING PERSONS Adam D. Sender

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	5	SOLE VOTING POWER

NUMBER OF		2,000,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,977,500

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,000,000

WITH:	8	SHARED DISPOSITIVE POWER

		2,977,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,977,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.5%

12	TYPE OF REPORTING PERSON

	IN

SCHEDULE 13G
This Schedule 13G (the “Schedule 13G”), relating to shares of Common Stock, par value $0.0001 per share (the “Shares”) of Odyssey Marine Exploration, Inc., a Nevada corporation (the “Issuer”) is being filed with the Securities and Exchange Commission on behalf of (i) Walrus Master Fund Limited, a Cayman Islands exempted company (“Walrus”); (ii) Exis Capital Management, Inc., a Delaware corporation and investment manager of Walrus (“Exis”); and (iii) Mr. Adam D. Sender a sole shareholder of Exis (“Mr. Sender” and together with those persons listed in (i) and (ii) above, the “Reporting Persons”).
Item 1(a) Name of Issuer.
Odyssey Marine Exploration, Inc.
Item 1(b) Address of Issuer’s Principal Executive Offices.
5215 W. Laurel Street
Tampa, Florida 33607
Item 2(a) Name of Person Filing.
Item 2(b) Address of Principal Business Office.
Item 2(c) Place of Organization.
(a)	This filing is made on behalf of each of the following persons (collectively, the “Reporting Persons”):
(i)	Walrus Master Fund Limited (“Walrus”);

(ii)	Exis Capital Management, Inc. (“Exis”); and

(iii)	Mr. Adam D. Sender (“Mr. Sender”)
(b)	The address of the principal business offices of each of the Reporting Persons is 270 Lafayette Street, Suite 1101, New York, NY 10012.
(c)
Walrus, a Cayman Islands exempted company, serves as a master fund investment vehicle for investments by a Delaware limited partnership and a Cayman Islands exempted company. Exis, a Delaware corporation, serves as investment manager of Walrus. Mr. Sender, a U.S. citizen, is the sole shareholder of Exis.

Item 2(d) Title of Class of Securities.
common stock, par value $0.0001 (the “Common Stock”)

Item 2(e) CUSIP Number.
676118102
Item 3 Reporting Person.
The person filing is not listed in Items 3(a) through 3(j).
Item 4 Ownership.
Walrus
(a)	Walrus is a beneficial owner of 2,977,500 shares of Common Stock.
(b)
Walrus is the beneficial owner of 5.7%, of the outstanding shares of Common Stock, which such percentage is determined by dividing the aggregate number of shares of Common Stock beneficially held by 52,348,386, the number of shares of Common Stock issued and outstanding according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 10 2008.

(c)	Number of Shares as to which Walrus has:
(i)	Sole power to vote or direct the vote 0.
(ii)	Shared power to vote or to direct the vote 2,977,500.
(iii)	Sole power to dispose or direct the disposition of 0.
(iv)	Shared power to dispose or direct the disposition of 2,977,500.
Exis
(a)	Exis may be deemed to be a beneficial owner of 2,977,500 shares of Common Stock as a result of serving as the investment manager to Walrus.
(b)
Exis may be deemed the beneficial owner of 5.7%, of the outstanding shares of Common Stock, which such percentage is determined by dividing the aggregate number of shares of Common Stock beneficially held by 52,348,386, the number of shares of Common Stock issued and outstanding according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 10 2008.

(c)	Number of Shares as to which Walrus has:
(i)	Sole power to vote or direct the vote 0.

(ii)	Shared power to vote or to direct the vote 2,977,500.

(iii)	Sole power to dispose or direct the disposition of 0.

(iv)	Shared power to dispose or direct the disposition of 2,977,500.

Mr. Sender
(a)
Mr. Sender may be deemed to be a beneficial owner of 2,977,500 shares of Common Stock as a result of being the sole shareholder of Exis. Additionally, Mr. Sender is the sole beneficial owner of 2,000,000 shares of Common Stock.

(b)
Mr. Sender is the beneficial owner of 9.5% of the outstanding shares of Common Stock, which such percentage is determined by dividing the aggregate number of shares of Common Stock beneficially held by 52,348,386, the number of shares of Common Stock issued and outstanding according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 10 2008.

(c)	Number of Shares as to which Walrus has:
(i)	Sole power to vote or direct the vote 2,000,000.

(ii)	Shared power to vote or to direct the vote 2,977,500.

(iii)	Sole power to dispose or direct the disposition of 2,000,000.

(iv)	Shared power to dispose or direct the disposition of 2,977,500.
Item 5 Ownership of Five Percent or Less of a Class.
Inapplicable.
Item 6 Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.
Item 8 Identification and Classification of Members of the Group.
Inapplicable.
Item 9 Notice of Dissolution of Group.
Inapplicable.
Item 10 Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February  6, 2009.

WALRUS MASTER FUND LIMITED
By:	/s/ Anthony Picone
	Name:	Anthony Picone
	Title:	Director

EXIS CAPITAL MANAGEMENT, INC.
By:	/s/ Adam D. Sender
	Name:	Adam D. Sender
	Title:	Sole Shareholder

ADAM D. SENDER
/s/ Adam D. Sender

EXHIBIT 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of Odyssey Marine Exploration, Inc., a Nevada corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 6, 2009.

WALRUS MASTER FUND LIMITED
By:	/s/ Anthony Picone
	Name:	Anthony Picone
	Title:	Director

EXIS CAPITAL MANAGEMENT, INC.
By:	/s/ Adam D. Sender
	Name:	Adam D. Sender
	Title:	Sole Shareholder

ADAM D. SENDER
/s/ Adam D. Sender